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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                               JOHN JOSEPH GORMAN
                                2700 VIA FORTUNA
                                    SUITE 400
                               AUSTIN, TEXAS 78746
                                 (512) 306-8222
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 11, 2002
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 337908 20 6                  13D

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     1.   Name of Reporting Person
          I. R. S. Identification Nos. of Above Persons (entities only)

          John Joseph Gorman

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions):                                 OO

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                       [ ]

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     6.   Citizenship or Place of Organization: United States

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Number of Shares        7.       Sole Voting Power                    171,500(1)
Beneficially
Owned by Each           8.       Shared Voting Power                  574,500(2)
Reporting Person
With:                   9.       Sole Dispositive Power               171,500(1)

                        10.      Shared Dispositive Power             574,500(2)
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      746,000(3)

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      [ ]

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     13.  Percent of Class Represented by Amount in Row (11)            13.6%(4)

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     14.  Type of Reporting Person (See Instructions)                         IN

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(1)  Mr. Gorman has sole voting and dispositive power with respect to (i) 1,500 shares held directly by him and (ii) 170,000 shares held in Mr. Gorman's 401(k) account.

(2) Mr. Gorman shares voting or dispositive power over (i) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (ii) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse Tamra I. Gorman, is the sole trustee, (iii) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome S. Gorman, is the custodian.

(3) Mr. Gorman beneficially owns (i) 1,500 shares held directly by him, (ii) 170,000 shares held in Mr. Gorman's 401(k) account, (iii) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee.

(4) Assumes a total of 5,501,430 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2001.


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PRELIMINARY NOTE:

         The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 20, 2001 (the "Original Schedule 13D") on behalf of John Joseph Gorman ("Mr. Gorman") in connection with the common stock, par value $.20 per share (the "Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"), is hereby amended pursuant to 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), as a result of the repayment by Arch Aplin, III ("Mr. Aplin") of a $530,000 principal amount loan made to Mr. Aplin by Mr. Gorman and secured by shares of Common Stock as described in the Original
Schedule 13D (the "Aplin Loan"). Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13D.

Item 3 is hereby amended in its entirety to read as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Gorman acquired beneficial ownership of the Shares of the Issuer's Common Stock reported in Item 5 using his personal funds or, in the case of the shares purchased by Tejas Securities, Tejas Securities' funds.

         On February 11, 2001, Mr. Aplin repaid Mr. Gorman all of the principal and interest due and payable on the Aplin Loan. The Aplin Loan was previously secured by 749,067 shares of the Issuer's Common Stock purchased by Mr. Aplin with the proceeds of the Aplin Loan (the "Subject Shares"). Following repayment of the Aplin Loan, the Subject Shares are no longer pledged to Mr. Gorman as collateral. Mr. Gorman has no other rights to acquire the Subject Shares.

Item 4 is hereby amended in its entirety to read as follows:

ITEM 4. PURPOSE OF TRANSACTION

         Mr. Gorman acquired beneficial ownership of the shares of the Issuer's Common Stock reported in Item 5 for investment purposes. Mr. Gorman has in the past discussed, and may in the future discuss, the possibility of an acquisition of additional shares of the Issuer's Common Stock or a merger or other corporate transaction involving the Issuer and Westech Capital Corp., of which Mr. Gorman is the controlling shareholder.

         Following repayment of the Aplin Loan, the Subject Shares are no longer pledged to Mr. Gorman as collateral. Mr. Gorman has no other rights to acquire the Subject Shares.

Item 5 is hereby amended in its entirety to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

John Joseph Gorman:

         (a)      Amount beneficially owned:                        746,000*

                  Percentage of class:                                 13.6%



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         (b)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:                171,500*

                  (ii)     shared power to vote or to direct the vote:              574,500*

                  (iii)    sole power to dispose or direct the disposition of:      171,500*

                  (iv)     shared power to dispose or direct the disposition of:    574,500*

* Mr. Gorman beneficially owns 746,000 shares of common stock of Firstmark Corp., approximately 13.6% of the common stock of Firstmark Corp. outstanding, consisting of (i) 1,500 shares held directly by Mr. Gorman, (ii) 170,000 shares held in Mr. Gorman's 401(k) account, (iii) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA under the laws of the State of New Jersey, of which Gorman's brother, Jerome S. Gorman, serves as custodian with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (v) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares.

Item 6 is hereby amended in its entirety to read as follows:

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Gorman is the controlling shareholder of Westech Capital Corp. Westech Capital Corp. is the controlling shareholder of Tejas Securities, thus Mr. Gorman can direct the voting of the shares of the Common Stock of the Issuer beneficially owned by Tejas Securities.

         Following repayment of the Aplin Loan, the Subject Shares are no longer pledged to Mr. Gorman as collateral. Mr. Gorman has no other rights to acquire the Subject Shares.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 19, 2002                     /s/ JOHN JOSEPH GORMAN
                                            ------------------------------------
                                            John Joseph Gorman



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